COMMUNICATION PLAN Filed by Heritage Financial Corporation (Commission File No.: 000-29480) Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 The following is a letter that was sent via email to employees of Heritage Financial Corporation’s subsidiary Heritage Bank and posted on the Intranet page of Heritage Bank on September 25, 2025.

COMMUNICATION PLAN Heritage Bank Bank-wide Email and Intranet Slider From: Bryan McDonald Heritage Financial Corporation to Acquire Olympic Bancorp This evening, the attached press release will go out which outlines our plans to acquire Kitsap Bank in Port Orchard, Washington. We are pleased to have Kitsap join the Heritage family, and we are delighted to expand into new markets including two MSAs that are in the top 25 by total deposit in the Pacific Northwest. The combination of our teams and their 17 locations will create a more robust banking platform across the Puget Sound region, providing the scale and capabilities of a larger bank while maintaining the community bank touch customers have come to expect from Heritage and Kitsap. The two banks have a compatible culture and will be a natural fit. Heritage Bank’s President & Chief Executive Officer, Bryan McDonald, and the Heritage executive team will lead the combined organization. The branches in the Kitsap and Olympic Peninsula footprint will be led by Charles Robertson at Kitsap Bank who will report to Kelli Wilson, EVP Chief Banking Officer. Branches in overlapping markets (Tacoma and Gig Harbor) will continue with their existing reporting lines until further review. Tim McLaughlin at Kitsap Bank will lead the current Kitsap commercial teams excluding the Bellevue team. Tim will report to Chuck Folsom, SVP Commercial Regional Manager. Heath McLellan, SVP Team Leader and Chuck Folsom will continue to lead the Heritage Tacoma commercial teams. Basant Singh at Kitsap Bank will continue as a market executive in Bellevue and report to Amy Curran, EVP Director of Commercial Lending. Michael Gordon will remain in a Treasury Management/Commercial Deposits leadership role with the combined organization and report to Kristy Weaver, SVP Regional Manager- Relationship Banking. Kitsap Bank has a 117-year history in their market area as a multi-generational family-owned bank. Their commitment to the local communities and focus on building long-term relationship makes them a perfect fit for Heritage. We expect change in control to occur in late January of 2026 with conversion in late third quarter. We will be providing more information about this transaction in the coming weeks and months. Read the full press release attached.

COMMUNICATION PLAN Cautionary Note Regarding Forward-Looking Statements This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of Heritage Financial Corporation (“Heritage”) and Olympic Bancorp, Inc. (the “Target”) and certain plans, expectations, goals, projections and benefits relating to the merger of the Target with and into Heritage (the “Merger”), all of which are subject to numerous assumptions, risks and uncertainties. These statements are often, but not always, identified by words such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” “annualized,” “target” and “outlook,” or the negative version of those words or other comparable words of a future or forward-looking nature. Examples of forward-looking statements include, among others, statements Heritage makes regarding the ability of Heritage and the Target to complete the transactions contemplated by the agreement and plan of merger (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the Merger, statements about the expected timing for completing the Merger, the potential effects of the proposed Merger on both Heritage and the Target, and the possibility of any termination of the Merger Agreement. Forward-looking statements are not historical facts but instead represent management’s current expectations and forecasts regarding future events, many of which are inherently uncertain and outside of management’s control. Actual results may differ, possibly materially, from those currently expected or projected in these forward-looking statements. In addition to factors disclosed in reports filed by Heritage with the SEC, risks and uncertainties for Heritage, the Target and the combined company that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the possibility that any of the anticipated benefits of the proposed Merger will not be realized or will not be realized within the expected time period; (2) the risk that integration of the Target’s operations with those of Heritage will be materially delayed or will be more costly or difficult than expected; (3) the parties’ inability to meet expectations regarding the timing of the proposed Merger; (4) changes to tax legislation and their potential effects on the accounting for the Merger; (5) the inability to complete the proposed Merger due to the failure of the Target’s shareholders to adopt the Merger Agreement, or the failure of Heritage’s shareholders to approve the issuance of Heritage’s common stock in connection with the Merger; (6) the failure to satisfy other conditions to completion of the proposed Merger, including receipt of required regulatory and other approvals; (7) the failure of the proposed Merger to close for any other reason; (8) diversion of management’s attention from ongoing business operations and opportunities due to the proposed Merger; (9) the challenges of integrating and retaining key employees; (10) the effect of the announcement of the proposed Merger on Heritage’s, the Target’s or the combined company’s respective customer and employee relationships and operating results; (11) the possibility that the proposed Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (12) the dilution caused by Heritage’s issuance of additional shares of Heritage’s common stock in connection with the Merger; and (13) changes in the global economy and financial market conditions and the business, results of operations and financial condition of Heritage, the Target and the combined company. Please refer to Heritage’s Annual Report on Form 10-K for the year ended December 31, 2024, as well as Heritage’s other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements. Any forward-looking statement included in this report is based only on information currently available to management and speaks only as of the date on which it is made. Neither Heritage nor the Target undertakes any obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. Annualized, pro

COMMUNICATION PLAN forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Additional Information and Where to Find It Heritage will file a registration statement on Form S-4 with the SEC in connection with the proposed Merger. The registration statement will include a joint proxy statement of Heritage and the Target that also constitutes a prospectus of Heritage, which will be sent to the shareholders of Heritage and the Target. Before making any voting decision, the shareholders of Heritage and the Target are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Heritage, the Target and the proposed transaction. When filed, this document and other documents relating to the Merger filed by Heritage can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Heritage’s website at hf-wa.com under the tab “Financials.” Alternatively, these documents, when available, can be obtained free of charge from Heritage upon written request to Heritage Financial Corporation, Attn: Investor Relations, 201 Fifth Avenue S.W., Olympia, Washington 98501 or by calling (360) 943-1550 or from the Target, upon written request to Olympic Bancorp, Inc., Attn: Corporate Secretary, P.O. Box 9, Port Orchard, Washington 98366. The contents of the website referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus. Participants in this Transaction This report does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Heritage, the Target, and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Heritage and the Target in connection with the proposed Merger under SEC rules. Information about the directors and executive officers of Heritage and the Target will be included in the joint proxy statement/prospectus for the proposed transaction filed with the SEC. These documents (when available) may be obtained free of charge in the manner described above under “Additional Information and Where to Find It.” Security holders may obtain information regarding the names, affiliations and interests of Heritage’s directors and executive officers in the definitive proxy statement of Heritage relating to its 2025 Annual Meeting of Shareholders filed with the SEC on March 21, 2025 and in Heritage’s Annual Report on Form 10- K for the year ended December 31, 2024 filed with the SEC on February 27, 2025. To the extent the holdings of Heritage’s securities by Heritage’s directors and executive officers have changed since the amounts set forth in Heritage’s proxy statement for its 2025 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge in the manner described above under “Additional Information and Where to Find It.”